Aavrani Video Transcript

Hi I'm Rooshy Roy CEO and co-founder of Aavrani the digitally native premium skincare company inspired by India's ancient beauty rituals. As a busy working professional I was looking for skin care that was all-natural and highly efficacious. All I found were products that were harsh chemicals that just didn't work. To fix this I looked back at my Indian roots to the powerful skincare rituals my mother and grandmother used with me growing up. I thought there has to be a better way to create these products in a shelf-stable premium format, which is why I created Aavrani. Each of our products is formulated with ancient Indian greetings like the glow activating exfoliator whose turmeric neem and honey leave your skin healthy and glowing. And people are loving us with nearly 15,000 followers on Instagram and20,000 email subscribers the number of organic posts created by our users continues to grow every day. We can't forget our reviews people just can't stop talking about how amazing the products are and how strong the results have been for them. To date we've received over 500 5-star reviews we've also gotten amazing earned media coverage and have been featured in Forbes InStyle refinery29 women's wear daily e-newsletter guide and so much more. Aavrani delivers the best of India's ancient Beauty rituals in a modernized shelf-stable format. Join us today as we reimagine skin care for all women in the US.